Passport Brands, Inc.
252 West 37th Street
New York, NY 10018
April 11, 2011
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Passport Brands, Inc. Request for Withdrawal of Registration Statement on Form 10-12G Filed on February 11, 2011 SEC File: 000-23379
Dear Ladies and Gentlemen:
     Passport Brands, Inc. (the “Company”) hereby respectfully requests that its Registration Statement on Form 10-12G (File No. 000-23379), together with all exhibits thereto (collectively, the “Form 10”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 11, 2011 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) be withdrawn, with such withdrawal to be effective as of the date hereof.
     The Form 10 is being withdrawn to prevent it from automatically becoming effective on April 12, 2011 pursuant to Section 12(g)(1) of the Exchange Act. The Company is in the process of responding to comments to the Form 10 made by the Commission in its letter to the Company dated March 11, 2011 and presently intends to re-file a new Form 10 in order to permit the Company to make changes that it deems appropriate as a result of the comments and otherwise. Unless and until a new Form 10 is filed and becomes effective, shareholders and investors should not rely on any of the financial or other information in the Form 10 subject to this withdrawal request.
     If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at the address listed above.

Sincerely, PASSPORT BRANDS, INC.
/s/ Robert Stec
Robert Stec
Chief Executive Officer

cc:	John Reynolds, Assistant Director Edwin Kim Pamela Howell